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                                     SUBSIDIARIES


         Paradise Music & Entertainment, Inc. has the following subsidiaries, each of which is wholly-owned:

         John Leffler Music, Inc. d/b/a Rave Music Group, Inc.
         Picture Vision, Inc.
         All Access Entertainment Management Group, Inc.